UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
 (Amendment No. 01)*
Eos Petro, Inc.
(Name of Issuer)
Common Stock, par value $0.0001
(Title of Class of Securities)
29414L102
(CUSIP Number)
Calendar Year 2016
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29414L102		13G

1.	NAMES OF REPORTING PERSONS Lloyd Brian Hannan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION A citizen of the United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,871,250
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,871,250
	8.	SHARED DISPOSITIVE POWER

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,871,250
10.		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) 
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.76%
12.		TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 29414L102	13G

Item 1.
(a)	Name of Issuer Eos Petro, Inc. ("Eos")

(b)	Address of Issuer's Principal Executive Offices 1999 Avenue of the Stars, Suite 2520, Los Angeles, California 90067

Item 2.
(a)	Name of Person Filing Lloyd Brian Hannan ("Mr. Hannan")

(b)	Address of the Principal Office or, if none, residence The address of the principal business office of Brian Hannan is: 5850 W 3rd St #309, Los Angeles, CA 90036

(c)	Citizenship United States of America.

(d)	Title of Class of Securities Common Stock, par value $0.0001(the "Common Stock")

(e)	CUSIP Number 29414L102

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: 2,871,250
`
	(b)	Percent of class: 5.76%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote of Common Stock: 2,871,250

		(ii)	Shared power to vote or to direct the vote of Common Stock: 0

		(iii)	Sole power to dispose or to direct the disposition of Common Stock: 2,871,250

		(iv)	Shared power to dispose or to direct the disposition of Common Stock:
0
Item 5.  Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
 Not applicable.
Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
 Not applicable.
Item 8.  Identification and Classification of Members of the Group.
 Not applicable.
Item 9.  Notice of Dissolution of Group.
 Not applicable.
Item 10.  Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Disclaimer of Beneficial Ownership
Mr. Hannan received shares of Eos common stock pursuant to consulting agreements between Eos and Agra Capital, LLC ("Agra"), pursuant to which Agra has provided various financial advisory services to Eos. Agra is member-managed and has two members, Mr. Hannan and Jeff Ahlholm. Eos agreed to pay for some of the financial advisory services provided by Agra in shares of Eos' common stock, or other securities convertible into shares of its common stock. Agra directed that all such payments in securities be split and issued equally between its two members, instead of being issued directly to Agra. Notwithstanding the foregoing, Mr. Hannan hereby expressly disclaims beneficial ownership of any securities of Eos held by Jeff Ahlholm. Moreover, Mr. Hannan, on behalf of Agra, further expressly disclaims beneficial ownership of any securities of Eos held by Mr. Hannan or Jeff Ahlholm.
Jeff Ahlholm, in his own separately filed Schedule 13G, expressly disclaims beneficial ownership of any securities of Eos held by Mr. Hannan. In his own Schedule 13G Jeff Ahlholm also, on behalf of Agra, further expressly disclaims beneficial ownership of any securities of Eos held by Jeff Ahlholm or Mr. Hannan.
Mr. Hannan further declares that the filing of this Schedule 13G shall not be construed as an admission, for purposes of Section 13(d) and 13(g) of the Securities Exchange Act, of the beneficial ownership of any securities referenced in this Schedule 13G.

CUSIP No. 29414L102	13G

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: February __, 2016

By: /s/ Lloyd Brian Hannan
Name: Lloyd Brian Hannan